Exhibit 99.22

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:	U.S.$130,000,000 of notes (the “Notes”) convertible into common shares (“Common Shares”) in the capital of Equinox Gold Corp. (the “Issuer”).

Issuer:             Equinox Gold Corp.

Suite 730, 800 West Pender St Vancouver, BC

V6C 2V6 Canada

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

MDC Industry Holding Company LLC (“MDCI”)

Al Mamoura Building A

Intersection of Muroor Road & 15th Street

P.O. Box 45005

Abu Dhabi

United Arab Emirates

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On April 11, 2019, MDCI acquired, by way of a private placement, the Notes (the “Private Placement”) pursuant to a subscription agreement dated February 25, 2019 entered into between MDCI and the Issuer (the “Subscription Agreement”). The Notes are convertible at MDCI’s option into Common Shares at a conversion price of US$1.05 per Common Share.

2.3	State the names of any joint actors.

MDCI is wholly-owned by Mubadala Investment Company PJSC.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror's securityholding percentage in the class of securities.

MDCI acquired the Notes pursuant to the Private Placement. If converted in full, the Notes entitle MDCI to acquire 123,809,524 Common Shares, representing approximately 18.3% of the Common Shares that would then be issued and outstanding.

Prior to the Private Placement, MDCI did not own any securities of the Issuer.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

MDCI acquired the Notes.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the closing of the Private Placement, MDCI did not own any securities of the Issuer. Immediately following the closing of the Private Placement, upon full conversion of the Notes, MDCI would acquire 123,809,524 Common Shares, representing approximately 18.3% of the Common Shares that would be issued and outstanding upon the conversion of the Notes.

3.5	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item

3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Nil.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Nil.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Notes were sold and issued to MDCI by the Issuer for consideration paid in cash equal to the principal amount of US$130,000,000. Using the US$/CA$ exchange rate of U.S.$1.00 = CA$1.34 as published by the Bank of Canada on the closing date, this represents an aggregate subscription price of CA$174,200,000.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer's business or corporate structure;

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

MDCI acquired the Notes for investment purposes. It may elect to convert some or all of the Notes into Common Shares in accordance with their terms, and may, in accordance with applicable securities laws, increase or decrease its investment by future acquisitions or dispositions of Notes, Common Shares or other equity, debt or other securities of the Issuer in the open market, through private agreement or treasury issuances or otherwise, depending on market conditions, the business and prospects of the Issuer and other relevant factors.

Pursuant to an investor rights agreement dated April 11, 2019 entered into between MDCI and the Issuer in connection with the Private Placement (the “Investor Rights Agreement”), MDCI intends to nominate Mohamed Alsuwaidi for appointment to the board of the Issuer to fill the vacancy that will be created upon the size of the board being increased to eight directors immediately following the annual meeting of shareholders of the Issuer scheduled for May 1, 2019. MDCI may, subject to the terms and conditions of the Investor Rights Agreement, replace its nominee director from time to time depending on the willingness of such nominee to serve as director of the Issuer and other factors. Pursuant to the Investor Rights Agreement, MDCI will hold the Director Nomination Right (as defined below) for so long as the MDCI Pro Forma Percentage (as defined below) is at least 10%.

MDCI also intends to exercise the Committee Nomination Right (as defined below) pursuant to the Investor Rights Agreement.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The Issuer and MDCI are parties to the Investor Rights Agreement. Under the Investor Rights Agreement, among other things:

•	for so long as the percentage of the issued and outstanding Common Shares calculated by (x) using the number of Common Shares owned beneficially by MDCI and its affiliates, collectively, including the number of Common Shares issuable upon the Conversion of the issued and outstanding Notes at the relevant time, and (y) dividing such number by the number of the Common Shares issued and outstanding at such time on a partially-diluted basis (assuming conversion or exercise of all securities convertible into or exercisable or exchangeable for Common Shares factored under (x) above) (the “MDCI Pro Forma Percentage”) is at least 10%, MDCI will be entitled to designate one individual to be nominated at each meeting of shareholders of the Issuer at which directors of the Issuer are to be elected, subject to eligibility under the Business Corporations Act (British Columbia), the rules of the TSX Venture Exchange, and approval by the board of directors of the Issuer, acting reasonably, and the Issuer shall use commercially reasonable efforts to cause the election of such nominee (the “Director Nomination Right”);

•	subject to applicable laws, MDCI will have the right to appoint its nominee to the Issuer’s Audit Committee, Compensation and Corporate Governance Committee, Social Responsibility and Technical Committee and any other committees with similar mandates (the “Committee Nomination Right”);
•

•	for so long as the MDCI Pro Forma Percentage is at least 10%, MDCI will have certain (i) anti-dilution rights with respect to future equity financings and non-cash transactions, and (ii) anti-dilution top-up rights with respect to issuances of Common Shares pursuant to existing convertible securities or pursuant to any of the Issuer’s security-based compensation arrangements, in each case in order to permit MDCI and its affiliates to maintain its MDCI Pro Forma Percentage; and

•	for so long as the MDCI Pro Forma Percentage is at least 10%, MDCI will have customary piggyback registration rights.

Item 7 - Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and described the facts supporting that reliance.

Not applicable.

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Certificate

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

MDC INDUSTRY HOLDING COMPANY LLC

April 12, 2019

Date

(s) Mohamed Alsuwaidi

Signature

Mohamed Alsuwaidi, Director of Metals & Mining

Name/Title